Exhibit 12.1

Varian Medical Systems, Inc.

Statements of Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended
	September 29, 2017(*)	September 30, 2016(*)	October 2, 2015(*)	September 26, 2014(*)	September 27, 2013(*)
Earnings for computation of ratio:
Earnings from continuing operations before income taxes and before adjustment for noncontrolling interests	$344,761	$440,592	$401,218	$374,162	$417,834

Add:
Fixed charges	19,546	19,679	16,948	16,284	12,339
Amortization of capitalized interest	—	—	—	—	—

Less:
Interest capitalized	—	—	—	—	—

Total Earnings	$364,307	$460,271	$418,166	$390,446	$430,173

Fixed Charges:
Interest expense	$10,734	$11,575	$7,935	$7,159	$4,129
Interest capitalized	—	—	—	—	—
Amortized premiums, discounts, and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of interest within rental expense	8,812	8,104	9,013	9,125	8,210

Total Fixed Charges	$19,546	$19,679	$16,948	$16,284	$12,339

Ratio of earnings to fixed charged[1]	18.6x	23.4x	24.7x	24.0x	34.9x

(*)	For this ratio, both “earnings” and “fixed charges” conform to the calculation required by Item 503(d) of Regulation S-K.
[1]	The ratio of earnings to fixed charges has been computed on a consolidated basis. For this ratio, “earnings” consist of earnings from continuing operations before income taxes before adjustment for noncontrolling interests and fixed charges. “Fixed charges” consist of interest expense and an estimate of the interest with the rental expense. As of the date of this prospectus, we did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above.